Exhibit 99.1
SAFEGUARD SCIENTIFICS, INC.
RESTRICTED STOCK GRANT AGREEMENT
DATE OF GRANT: OCTOBER 28, 2016

This Restricted Stock Grant Agreement (“Grant”) is made to Martina Aufiero (the "Grantee") on this 28th day of October, 2016, in accordance with the terms of that certain letter agreement between Safeguard Scientifics, Inc. (the “Company”) and Martina Aufiero dated May 10, 2016 (the “Employment Letter”), subject to all of the terms and conditions in this Grant. Although the Grant is not made pursuant to the 2014 Equity Compensation Plan (the “Plan”), except as otherwise provided herein, the Grant shall be subject to the rules of the Plan as if it were a Grant made pursuant to the Plan. Capitalized terms used and not otherwise defined in this Grant document are used herein as defined in the Plan.

1.    Stock Grant.

Subject to the receipt by the Company of a signed “Acceptance of Grant” from Grantee in the form attached hereto (the “Acceptance”), the Company hereby grants to the Grantee 11,799 shares of common stock of the Company, $.10 par value (the “Shares”), for no consideration, on the terms set forth herein and in the Acceptance.

The Company will issue the Shares in the name of the Grantee, which Shares shall be held in a book entry account at the Company’s transfer agent (“Transfer Agent”) and shall be subject to restrictions on transfer as set forth in this Grant.

The Shares granted hereby are conditioned upon your acknowledgment and agreement that such Shares are subject to recapture (“Clawback”) by the Company in the event of any error, mistake, wrongdoing or negligence in the granting or vesting of such Shares, as the Compensation Committee may determine is appropriate, in its discretion, including, but not limited to, application of a Clawback provision or other provisions pursuant to policies developed by the Board.

2.    Acceptance by the Grantee; Deposit of Shares into Escrow.

The Grantee shall signify acceptance of the Grant by delivering to the Company:

(a)    a copy of the Acceptance of Grant which has been executed by the Grantee; and

(b)    if, after consulting with his or her personal tax and financial advisor, the Grantee has determined that an 83(b) election should be made, one executed copy of an 83(b) election statement (the required elements of this statement can be found in Internal Revenue Service Bulletin 2012-28). Note: the Grantee is responsible for filing this statement with the Internal Revenue Service no later than 30 days from the date of Grant.

Upon receipt from the Grantee of the foregoing items, the Company shall cause Transfer Agent to issue the Shares in Grantee’s name, in a book entry account, to be held in accordance with the terms of this Grant.

3.    Vesting and Forfeiture of Unvested Shares.

(a)    Grantee shall acquire a vested interest in, and the forfeiture provisions of this paragraph shall lapse with respect to, the Shares as follows:

25% of the shares on July 15, 2017;

75% of the shares in 12 equal quarterly installments commencing on October 15, 2017, and on the fifteenth day of each January, April, July and October thereafter.

(b)    In the event that the Grantee (i) ceases to be employed by the Company or (ii) otherwise ceases to provide agreed-to-in-writing services to the Company for any reason (including the Grantee’s death or permanent disability) other than as set forth below, the Grantee shall forfeit all Shares in which the Grantee is not vested at the time of his or her cessation of employment or service (hereinafter referred to as the “Unvested Shares”). Notwithstanding the foregoing, unless more favorable vesting terms are provided in a written agreement between the Grantee and the Company, in the event the Grantee’s employment or other agreed-to-in-writing service with the Company is terminated by the Company without cause (as defined below), the Unvested Shares shall continue to vest, and the restrictions with respect to the Unvested Shares shall continue to lapse, for the period during which the Grantee continues to be paid any severance amounts by the Company.

For purposes of this Grant, “cause” shall mean (i) Grantee’s failure to adhere to any written Company policy, Grantee’s breach of any agreement entered into with the Company or Grantee’s willful misconduct in connection with the performance of Grantee’s duties and responsibilities as an employee, board member or advisor of the Company, in each case if Grantee has been given an opportunity to comply with such policy or cure such breach or misconduct within a ten-day period following notice thereof; (ii) Grantee’s misappropriation (or attempted misappropriation) of a material business opportunity of the Company, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the Company; (iii) Grantee’s misappropriation (or attempted misappropriation) of any Company funds or property; (iv) Grantee’s fraud or dishonesty that results in a loss, damage or injury to the Company; (v) Grantee’s use or disclosure of any trade secret or confidential information of the Company not in furtherance of Company business; or (vi) Grantee’s conviction of, or Grantee’s entering a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment or which would cause harm to the reputation of the Company.

(c)    Early Vesting Upon a Change-of-Control Termination. Notwithstanding the other vesting provisions contained in this Section 3, but subject to the other terms and conditions set forth herein, upon a Change-of-Control Termination (as defined below), all of the Unvested Shares shall become immediately and unconditionally vested, and the forfeiture provisions with respect to all of the Unvested Shares shall lapse. For purposes of this Grant, a (i) Change-of-Control shall have the meaning as defined in the Grantee's employment or other written agreement with the Company, or, if no such agreement is in effect, the meaning as defined in the Plan; and (ii) a Change-of-Control Termination shall have the meaning as defined in the Grantee’s employment or other written agreement with the Company, or, if no such agreement is in effect, the Grantee’s termination of employment by the Company without cause upon the occurrence of a Change of Control.

4.    Restrictions.

(a)    Unvested Shares. No Shares will be delivered to the control of Grantee until they have become vested. Upon receipt of the taxes which the Company is required to withhold as set forth in

Section 7 below, the Company shall deliver to the Grantee the Vested Shares, which Shares shall be delivered in the form of an unrestricted book entry account at the Transfer Agent registered in the Grantee's name or by electronic delivery to such brokerage account as may be designated by Grantee. The Grantee may not sell, assign, transfer, pledge or otherwise dispose of any Unvested Shares until the scheduled Vesting Date and then only after all applicable withholding taxes have been paid by the Grantee.

(b)    Impermissible Transfers Void. Any attempt to assign, transfer, pledge or otherwise dispose of any Shares contrary to the provisions of this Grant, and the levy of any execution, attachment or similar process upon any Unvested Shares, shall be null and void and without effect.

5.    Effect of Changes in Shares.

If any change is made to the common stock of the Company by reason of merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination of shares, exchange of shares, or any other change in capital structure made without receipt of consideration, then any new, substituted, or additional securities distributed with respect to the Shares shall be immediately subject to the restrictions imposed upon the Shares to the same extent that the Shares immediately prior thereto have been covered by such provisions.

6.    Voting of Shares; Dividends.

The Grantee shall be entitled to exercise all voting rights in connection with the Shares.

Effective as of the date on which the Grantee signifies acceptance of the Shares, the Grantee shall be entitled to receive any dividends, rights or other distributions payable to stockholders of record of the Company on and after the date of such acceptance; provided, however, that the Grantee shall not have any dividend rights or any other rights whatsoever with respect to any Shares which are forfeited in accordance with the terms of this Agreement.

7.    Withholding of Taxes.

The Company shall have the right to require the Grantee to pay to the Company, in cash, the amount of any taxes which the Company is required to withhold in respect of this Grant or to take whatever action it deems necessary to protect the interests of the Company in respect of such tax liabilities, including, without limitation, withholding a portion of the Shares, selling for Grantee’s account a portion of the Shares and applying the net proceeds thereof to the payment of such taxes, or deducting from other wages, bonuses or other amounts payable to the Grantee by the Company, any federal, state or local taxes required by law to be withheld with respect to such Grant.

8.    No Contract for Employment.

Nothing contained in this Grant shall be deemed to require the Company to continue the Grantee's employment or other service to the Company. Except as may be provided in a written employment contract executed by a duly authorized officer of the Company, the Grantee shall at all times be an “employee-at-will” of the Company, and the Company may discharge the Grantee at any time for any reason, with or without cause.

9.    Administration.

This Grant is made separate from the Plan as an inducement to accept employment pursuant to the Employment Letter. Notwithstanding the preceding sentence, except to the extent otherwise stated in this Grant document or to the extent the context otherwise requires, this Grant shall be interpreted as if it has been granted pursuant to the Plan. All questions of interpretation and application of the Plan and of this Grant shall be determined by the Compensation Committee of the Company’s Board of Directors, in its discretion, and any such determination shall be final and binding upon all persons. The validity, construction and effect of this Grant shall be determined in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof.

SAFEGUARD SCIENTIFICS, INC.

By:	/s/ Stephen T. Zarrilli
Stephen T. Zarrilli
President & Chief Executive Officer

ACCEPTANCE OF GRANT

Martina Aufiero (the “Grantee”) acknowledges and agrees with the terms and conditions of the attached Grant document pursuant to which Safeguard Scientifics, Inc. (the “Company”) has granted to the Grantee 11,799 shares of common stock of the Company, $.10 par value (the “Shares”).

As a condition to the issuance of the Shares, the Grantee hereby represents and warrants to the Company and agrees with the Company as follows:

1.    Disposition of Shares. The Grantee hereby agrees not to sell, assign, transfer, pledge or otherwise dispose of any portion of the Shares unless and until the Grantee shall have complied with all of the requirements of the Grant.

2.    Section 83(b) Election. The Grantee understands that under Section 83 of the Internal Revenue Code of 1986, as amended (the "Code"), the difference between the purchase price (if any) paid for the Shares and their fair market value on the date of vesting would be reportable as ordinary income at such time. The Grantee understands that by filing an election with the Internal Revenue Service pursuant to Section 83(b) of the Code within 30 days after the date of Grant, in lieu of the foregoing, the Grantee will be taxed at the time the Shares are granted to the Grantee on the fair market value of the Shares.

The Section 83(b) election, which may avoid adverse tax consequences in the future, must be made within the 30-day period after the date of Grant. THE GRANTEE ACKNOWLEDGES THAT IT IS THE GRANTEE'S SOLE RESPONSIBILITY TO SEEK ADVICE REGARDING SECTION 83(b). THE GRANTEE REPRESENTS THAT HE OR SHE IS RELYING SOLELY ON HIS OR HER ADVISORS WITH RESPECT TO THIS SECTION 83(b) ELECTION, AND THE COMPANY SHALL HAVE NO RESPONSIBILITY OR LIABILITY IN CONNECTION THEREWITH.

3.    Withholding of Taxes. The Grantee understands that the Company shall have the right to require the Grantee to pay to the Company the amount of any taxes which the Company is required to withhold in respect of this Grant or to take whatever action it deems necessary to protect the interests of the Company in respect of such tax liabilities, including, without limitation, withholding a portion of the Shares, selling for Grantee’s account a portion of the Shares and applying the net proceeds thereof to the payment of such taxes, or deducting from other wages, bonuses or other amounts payable to the Grantee by the Company, any federal, state or local taxes required by law to be withheld with respect to such Grant.

The Grantee understands that Vested Shares will not be released to the Grantee until such time as the Company has received any taxes that the Company is required to withhold in respect of the Vested Shares.

4.    Acceptance of Grant; Forfeiture, Cancellation and Recovery. I hereby accept the Grant described herein, and agree to be bound by the terms, conditions, and restrictions of such Grant as set forth in the attached Grant document, the Plan and the Company’s policies, as in effect from time to time, relating to the administration of the Plan and/or the Company’s compensation policies and practices. I hereby acknowledge receipt of a copy of the Plan and the prospectus relating to the issuance of the Shares. I understand that a Grant (and its proceeds) may be forfeited, cancelled or recovered by the Company in certain circumstances, including pursuant to any and all clawback, anti-hedging and other applicable policies currently in effect or adopted by the Company in the future made applicable to this Grant without requirement of my consent to such policies.

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The Grantee, intending to be legally bound hereby, has executed this Acceptance of Grant as of the date set forth below.

Dated: October 28, 2016
GRANTEE:

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